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                                  EXHIBIT 99.6





April 24, 1998



The Manufacturers Life Insurance Company of America
500 N. Woodward Avenue
Suite 250
Bloomfield Hills Michigan 48304
U.S.A.


Gentlemen:

This opinion is furnished in connection with the filing of Post-Effective Amendment No. 24 to Registration Statement No. 33-13774 on Form S-6 ("Registration Statement") which covers premiums expected to be received under Flexible Premium Variable Life Insurance Policies ("Policies") to be offered by The Manufacturers Life Insurance Company of America ("Company"). The prospectus included in the Registration Statement describes Policies which will be offered by the Company in each State where they have been approved by appropriate State insurance authorities. I am familiar with the Policy form and the amended Registration Statement and Exhibits thereto. In my opinion:

(1) The table of corridor percentages shown under the caption "What Death Benefit Options Are Available?" is consistent with the Policy's provisions.

(2) The illustrations of death benefits based on Policy Value multiplied by corridor percentage shown under the caption "What Death Benefit Options Are Available?", based on the assumptions stated in the illustrations, are consistent with the provisions of the Policy.

(3) The illustration of Modified Policy Debt shown in the second paragraph under the caption "What Are The Provisions Governing Policy Loans?", based on the assumptions stated in the illustration, is consistent with the Policy's provisions.

(4) The illustration of an application of the loan tier amount shown under the sub-caption "Interest Credited to the Loan Account" of the caption "What Are The Provisions Governing Policy Loans?", based on the assumptions stated in the illustration, is consistent with the provisions of the Policy.

(5) The Loan Account illustration shown as a sub-caption under the caption "What Are The Provisions Governing Policy Loans?", based on the assumption stated in the illustration, is consistent with the Policy's provisions.

(6) The table under the sub-caption "Deferred Underwriting Charge" of the caption "What Are The Surrender Charges?" showing, on an annual basis, the surrender charge applied to the Policy five years or more after issuance of the Policy or a face amount increase, is consistent with the provisions of the Policy.


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(7)     The illustration of the operation of the maximum sales charge shown under the sub-caption "Refund of Excess Sales Charges" of the caption "What Are The Surrender Charges?", based on the assumptions stated in the illustration, are consistent with the Policy's sales charge structure.

(8) The illustrations of Policy Values, Cash Surrender Values, and Death Benefits for the Policy shown in the Appendix under the caption
        "Sample Illustrations Of Policy Values, Cash Surrender Values and Death Benefits", based on the assumptions stated in the illustrations, are consistent with the provisions of the Policy. The rate structure of the Policy has not been designed so as to make the relationship between premiums and benefits, as shown in these illustrations, appear to be correspondingly more favorable to a prospective purchaser of the Policy for male ages 35 and 55, than to prospective purchasers of the Policy for females or males at other ages.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement.



Very truly yours,


/s/ Brian R. Koop
Brian R. Koop
FSA, FCIA, MAAA